

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

November 30, 2009

Mr. Manny Dhinsa
Chief Executive Officer
Strata Oil & Gas, Inc.
717 7th Avenue SW, Suite 1750
Calgary, Alberta, Canada T2P 0Z3

> **Re:** **Strata Oil & Gas, Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2008**
> **Filed July 14, 2009**
> **Response Letter Dated October 23, 2009**
> **File No. 0-50934**

Dear Mr. Dhinsa:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2008

Financial Statements, page 55

Note 3 – Significant Accounting Policies, page 64

Impairment of Long-lived Assets, page 65

1. We have read your response to prior comment one, explaining that because paragraph 5 of SFAS 144 only scopes out unproved oil and gas properties accounted for under the successful efforts method, and since you follow the full cost method, SFAS 144 is the authoritative guidance that you apply in assessing and accounting for any impairment of your oil and gas properties.

    Please read the scope provisions in paragraph 3, clarifying that SFAS 144 applies to proved oil and gas properties that are accounted for under the successful efforts method, and the guidance in footnote 2 of SFAS 144 further clarifying that the related accounting requirements for oil and gas properties accounted for under the full cost method are prescribed by Rule 4-10 of Regulation S-X.

The guidance in Rule 4-10(c)(3)(ii)(A) of Regulation S-X describes the general approach for assessing unproved properties for impairment under the full cost method. However, the results of these assessments are integral to the ceiling test outlined in Rule 4-10(c)(4) of Regulation S-X, which must be applied to all costs capitalized for your oil and gas properties on each balance sheet date, regardless of whether or not you have established oil and gas reserves.

Under the full cost method, if you determine that costs of unproved properties have been impaired, they become part of the costs subject to amortization and are not automatically expensed. Such cost are handled differently in the ceiling test than costs of unproved properties that are not subject to amortization. You will need to understand the difference in order to prepare financial statements that comply with generally accepted accounting principles.

Please read the guidance in Rule 4-10(c)(4) of Regulation S-X, and submit the calculations that you perform in determining whether a ceiling test write-down is required for each of the periods presented in your financial statements; and the revisions that you propose to properly describe the accounting required under the full cost method, including a detailed explanation of the ceiling test. Please contact us by telephone if you require further clarification or guidance.

Stock Option Plans, page 66

2.   We have read your response to prior comment 2, indicating that you do not regard your CEO as an employee. Please clarify whether we have properly understood your position and if so explain how you arrived at this view. Please also submit a schedule listing the various components of stock compensation in 2006, 2007 and 2008, reconciled to the corresponding amounts reported in your financial statements and also to the schedules submitted with your earlier reply.

We expect your schedules would need to show how amortization of the awards was taken into account in determining the adjustments necessary to revalue the unearned portion of the awards for each period.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Tracie Towner at (202) 551-3744 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief